BLOOMZ INC. BOARD RESOLUTION

Date: May 15, 2025

Location: Teleconference

Attending Directors: Kazusa Aranami, Ryoshin Nakade

Other Attendee: Minoru Muranaga

Chairperson: Ryoshin Nakade

RESOLUTIONS PASSED

Approval of PIPE Transaction – Stock Purchase Agreement

RESOLVED, that the Company shall proceed with a capital raise through a PIPE (Private Investment in Public Equity) transaction, with total proceeds of $50 million, under the terms substantially similar to those outlined in the Securities Purchase Agreement dated April 22, 2025, and the Addendum dated April 29, 2025.

FURTHER RESOLVED, that the shares shall be issued at $0.14 per share, with a maximum of 357,142,857 shares issued over a period of 90 days, subject to compliance with Nasdaq Listing Rules and Regulation S under the Securities Act of 1933.

FURTHER RESOLVED, that the selection of investors, negotiation of final terms, and execution of the agreement, including any minor amendments, are delegated to Makoto Nakade, with full authority to act on behalf of the Company.

Certification

I, the undersigned, hereby certify that the foregoing resolutions were duly adopted at a properly convened meeting of the Board of Directors of BloomZ Inc., held on May 15, 2025.

Ryoshin Nakade

Co-Chairman and Co-CEO

BLMZ